UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

(CHECK ONE): [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form
             N-SAR

                 For Period Ended: DECEMBER 31, 1996
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                 fonix corporation
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                            (Full Name of Registrant)

                                       N/A
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                          (Former Name if Applicable)

                   1225 Eagle Gate Tower, 60 East South Temple
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        (Address of Principal Executive Office (Street and Number))

                           Salt Lake City, Utah 84111
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                            (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Effective March 24, 1997, the registrant dismissed its former independent auditors and engaged Deloitte & Touche LLP as its independent auditors for the fiscal year ended December 31, 1997 and to report on the registrant's financial statements for the fiscal year ended December 31, 1996. In connection with furnishing the report on the registrant's fiscal 1996 financial statements, on March 28, 1997, Deloitte & Touche recommended that the Company restate its financial results for the fiscal year ended December 31, 1995 and for quarterly periods ending September 30, 1995, March 31, 1996, June 30, 1996 and September 30, 1996, prior to filing its annual report on Form 10-KSB for the fiscal year ended December 31, 1996.

The reason for such restatement is as follows: During the fiscal year ended December 31, 1995, the registrant issued 3,700,000 shares of common stock upon exercise of stock warrants by an affiliated corporation indirectly owned by three individuals who each are executive officers, directors and greater than 10% beneficial owners of the registrant. The exercise price was paid by cancellation of debt which the registrant previously had accrued for management fees rendered by the corporation. In retrospect, and on the advice of its current independent auditors (and with the concurrence of its former auditors), the registrant's management believes that the provisions of ABP Opinion No. 25, which applies to stock issued to employees for services, should be extended to cover the subject transaction. Accordingly, the Company will record an additional compensation expense of $2,282,900 and adjust additional paid in capital on the registrant's financial statements for the fiscal year ended December 31, 1995. The registrant's management believes these adjustments are necessary to be consistent with current attitudes and policies in effect in subsequent years. These adjustments have no effect on total stockholder's equity but do result in an increase to net loss in each of fiscal 1994 and 1995.

The restatement of the financial information as described will delay the filing of the registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 beyond March 31, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Roger D. Dudley                  801               328-0161
    ---------------------------------- ----------------- ----------------------
                 (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           [X] Yes [ ] No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See narrative discussion at Part III of this report, above. Additionally, the registrant's management expects a net loss for the year ended December 31, 1996 of approximately $7,800,000.


                              fonix corporation
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   3/31/97                               By /s/ Roger D. Dudley
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____________________________________ATTENTION__________________________________


  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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